						Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,
		2009	2008	2007	2006	2005
			(Note 1)	(Note 1)
Earnings—
Pre-tax income from continuing operations		$48,222	$64,694	$85,390	$55,092	$43,621
Add:	Allocated (gains) losses of equity investees	—	—	—	—	—
	Fixed charges	14,842	14,013	13,961	27,347	16,618
	Amortization of capitalized interest	48	48	48	48	48
Less:	Interest capitalized	—	—	—	—	—
Earnings		$63,112	$78,755	$99,399	$82,487	$60,287

Fixed Charges—
	Interest costs	$9,039	$8,770	$8,810	$12,245	$11,715
	Debt extinguishment expense	—	—	—	10,388	—
	Portion of rental expense representative of interest factor	5,803	5,243	5,151	4,714	4,903
Fixed Charges		$14,842	$14,013	$13,961	$27,347	$16,618

Ratio of Earnings to Fixed Charges		4.3	5.6	7.1	3.0	3.6

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	(1) As adjusted, to give effect to the required retrospective application of a new accounting standard pertaining to the company's convertible debt.